October 5, 2006

Division of Corporate Finance

US Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC  20549

Re:

Super Luck, Inc.

Registration Statement on Form SB-2/A

Registration No. 333-134008

Dear Ms. McManus:

A third amended registration statement on Form SB-2 was filed on September 14, 2006 in response to your comment letter dated August 31, 2006.  The amended registration statement included responses to each of your comments and updated the registration statement to include the proper undertakings and a notice in the summary concerning the use of proceeds.   We believe we have now filed all appropriate amendments.

We represent and acknowledge the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Therefore, pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Company’s registration statement be accelerated, so that it will become effective at the earliest possible time on October 10, 2006, or as soon thereafter as practicable.

Sincerely yours,

Super Luck, Inc.

By:/s/ Wilson Cheung, President

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